 Exhibit 99.6

KPMG LLP	Telephone (514) 840-2100
600 de Maisonneuve Blvd. West	Fax (514) 840-2187
Suite 1500	Internet www.kpmg.ca
Tour KPMG
Montréal (Québec) H3A 0A3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Tembec Inc.

We consent to the use of our report dated November 29, 2013 with respect to the consolidated financial statements of Tembec Inc. included in this annual report on Form 40-F.

Yours very truly,

December 16, 2013
Montreal, Canada

___________________
*CPA auditor, CA, public accountancy permit No. A110592

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.